

December 16, 2013

Via E-mail
William E. Shell, MD
Chief Executive Officer
Targeted Medical Pharma, Inc.
2980 Beverly Glen Circle
Los Angeles, California 90077

> **Re: Targeted Medical Pharma, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2012**
> **Filed April 1, 2013**
> **File No. 000-53071**

Dear Dr. Shell:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Hybrid Model, page 32

1. We note that you have an agreement with Cambridge Medical Funding Group on page 32. Please disclose any additional material termination provisions under this agreement, and the expiration date of the agreement. In addition, please file this agreement as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Matthew Jones at (202) 551-3786, Dan Greenspan at (202) 551-3623 or myself at (202) 551-3715 with any questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director